December 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Curian Variable Series Trust (File Nos: 333-177369 and 811-22613) - Registration Statement on Form N-14

Dear Sir or Madam:

On behalf of Curian Variable Series Trust (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Notice of Special Meeting of Shareholders/Members of the Curian/The Boston Company Multi-Alpha Market Neutral Fund, a series of the Trust,(the “Acquired Fund”), an Information Statement, a Combined Proxy Statement and Prospectus, a Statement of Additional Information, a Form of Proxy and Voting Instruction Form relating to the special meeting of shareholders/members of the Acquired Funds (the “Meeting”).  The Meeting is being held to request approval of the reorganization of each of the Acquired Funds into certain series of the Trust.

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on January 31, 2014.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions, please contact me at 517-367-4336.

Sincerely,
/s/ Susan R. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary